Filed pursuant to Rule 424(b)(3)
Registration No. 333-259398
PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated March 16, 2022)

Rockley Photonics Holdings Limited
Up to 52,769,431 Ordinary Shares
(including Ordinary Shares issuable upon the exercise of warrants and options)

Up to 5,450,000 Warrants

This prospectus supplement supplements the prospectus dated March 16, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-259398). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 31, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance from time to time of up to 721,070 of our ordinary shares, nominal value $.000004026575398 per share (“Ordinary Shares”) exercisable upon the exercise of options to acquire Ordinary Shares. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees, or other successors in interest, including those who receive any of the shares as a gift, pledge, distribution, redemption, repurchase, cancellation, or other non-sale related transfer (the “selling securityholders”) of up to 52,048,361 Ordinary Shares and 5,450,000 warrants, which includes (i) up to 2,987,500 shares held by certain persons and entities (the “Original Holders”) holding Ordinary Shares initially purchased by SC Health Holdings Limited (the “Sponsor”) in a private placement in connection with the initial public offering (the “IPO”) of SC Health Corporation (“SC Health”) and 2,500,000 shares held by RP Bridge LLC and ROC SPV XIV LLC (“collectively, the “Sponsor Lenders” and, together with the Sponsor, the “Sponsor-Related Holders”) (ii) 5,450,000 Ordinary Shares issuable upon the exercise of warrants held by the Sponsor-Related Holders, and (iii) 41,110,861 shares held by certain affiliates and former affiliates of the Company (collectively, the “Securities”).
Our Ordinary Shares and warrants to purchase Ordinary Shares (the “Public Warrants”) are listed on the New York Stock Exchange under the symbols “RKLY” and “RKLY.WS,” respectively. On May 26, 2022, the closing price of our Ordinary Shares was $3.00 per share, and the closing price for our Public Warrants was $0.37 per warrant. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 31, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 8-K
____________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 26, 2022
____________________________

Rockley Photonics Holdings Limited
(Exact name of registrant as specified in its charter)
 ____________________________

Cayman Islands	001-40735	98-1644526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
3rd Floor 1 Ashley Road Altrincham, Cheshire United Kingdom (Address of principal executive offices)		WA14 2DT (Zip Code)
+44 (0) 1865 292017
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
 ____________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Ordinary shares, $0.000004026575398 par value per share	RKLY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	RKLY.WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.
Private Placement of Convertible Senior Secured Notes due 2026 and Warrants

Subscription Agreement
On May 26, 2022, Rockley Photonics Holdings Limited (the “Company”), together with its subsidiaries named therein, entered into an amended and restated subscription agreement (the “Subscription Agreement”) with the subscribers listed therein (the “Purchasers”), relating to the previously announced sale by the Company to the Purchasers of $81.5 million aggregate principal amount of Convertible Senior Secured Notes due 2026 (the “Notes”) and warrants (the “Warrants”) to purchase approximately 26.5 million ordinary shares of the Company, $0.000004026575398 nominal value per share (the “Ordinary Shares”) at an exercise price of $5.00 per share, subject to certain anti-dilution adjustments. As previously announced, the Company has also granted the Purchasers an option to purchase up to an additional $81.5 million aggregate principal amount of Notes and Warrants for a period of 12 months following the date that a registration statement covering the ordinary shares issuable upon conversion of the Notes and upon exercise of the Warrants becomes effective.

On May 27, 2022, the Company completed its sale to the Purchasers of the Notes and Warrants pursuant to the Subscription Agreement. The Notes are initially guaranteed by Rockley Photonics, Inc., Rockley Photonics Limited, Rockley Photonics Ireland Limited and Rockley Photonics Oy, each a wholly owned subsidiary of the Company (the “Guarantor Subsidiaries”) and will be guaranteed by the Company’s future subsidiaries (other than subsidiaries treated as excluded entities).

The gross proceeds from the sale of the Notes and Warrants were approximately $80.6 million, prior to deducting transaction fees and estimated expenses.

Indenture and Issuance of Convertible Notes
The Notes were issued pursuant to an indenture (the “Indenture”), dated as of May 27, 2022, among the Company, the Guarantor Subsidiaries, as guarantors, and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”) and as collateral agent (the “Collateral Agent”). The Notes are senior secured obligations of the Company and the Guarantor Subsidiaries secured by substantially all assets of each of the Company and each Guarantor Subsidiary. Interest on the Notes will be payable quarterly in arrears at a rate of 9.5% per annum if paid in cash or, subject to the satisfaction of certain conditions, at a rate of 12.0% per annum payable at a rate of 5.75% per annum in cash and 6.25% per annum through the issuance of additional Notes (“PIK Interest”), which will also bear interest. Interest on the Notes will be payable quarterly in arrears on February 15, May 15, August 15 and November 15, commencing on August 15, 2022. The Notes will mature on May 15, 2026 (the “Maturity Date”) unless redeemed, repurchased or converted in accordance with their terms prior to such date.

The Notes are convertible at an initial conversion price equal to $3.08 per Ordinary Share (the “Conversion Price”). Holders of the Notes have the right to convert all or a portion of their Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, holders of the Notes will receive Ordinary Shares and cash for fractional interests and an interest make whole for interest that would have accrued from the date of conversion until the Maturity Date, which interest make whole shall be paid in cash or subject to certain conditions, in Ordinary Shares at the Company’s election.

The Company may redeem the Notes in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price equal to the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest thereon plus a make-whole premium as provided in the Indenture. At any time prior to the Maturity Date, the Company may also redeem the Notes in whole, or from time to time in part, if the last reported sale price of the Ordinary Shares exceeds 250% of the conversion price then in effect for at least 20 trading days (which need not be consecutive), including at least one of the five trading days preceding the date on which the Company provides a notice of redemption preceding the date on which the Company provides a notice for such redemption, during any 30 consecutive trading day period ending on, and including, the trading day preceding such notice date, for a cash purchase price equal to the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest thereon. The Notes are also subject to redemption at the option of the Company in the event of certain changes in tax law or listing status of the Company.

In addition, following certain corporate events that occur prior to the maturity date or following issuance by the Company of a notice of redemption, in each case as provided in the Indenture, in certain circumstances, the Company will increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or who elects to convert any Notes called for redemption during the related redemption period. Additionally, in the event of a fundamental change (such term as defined in the Indenture), holders of the Notes will have the right to require the Company to repurchase all or a portion of their Notes at a price equal to the aggregate principal amount of any Notes to be repurchased plus accrued and unpaid interest thereon plus a make-whole premium.

The Indenture includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incurring liens; (d) making asset sales; (e) entering into transactions with affiliates and (f) entering into agreements limiting subsidiary distributions. In addition, the Company is required to maintain minimum unrestricted cash and cash equivalents of $20.0 million. The Indenture also includes customary events of default after which the holder of the Notes may accelerate the maturity of the Notes to become due and payable immediately; provided, however, that the notes will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest and liquidated damages on the Notes, will be subject to a 30-day cure period); (ii) the Company’s failure in its obligation to convert a Note, if such default is not cured within three business days; (iii) the Company’s failure to send certain notices under the Indenture within specified periods of time, if such failure is not cured within three business days; (iv) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the Indenture or the other note documents (as defined in the Indenture) if such default is not cured or waived within 30 days after written notice is given by the Trustee or the holders of 25% in aggregate principal amount of the Notes; (vi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $3,500,000; (vii) final judgments of at least $3,500,000 (excluding amounts not covered by insurance) rendered against the Company or any of its subsidiaries, which judgments are not discharged or stayed within 60 days; (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries; (ix) any material provision of any note document ceases to be valid and binding on or enforceable against the Company or any Guarantor Subsidiary or the Company or any Guarantor Subsidiary shall so state in writing or any note security document (as defined in the Indenture) ceases to create a valid security interest in the collateral (as defined in the Indenture), excepted as permitted pursuant to the terms thereof or the Indenture; and (x) except as permitted under the Indenture, the Company or any Guarantor Subsidiary shall contest in any manner the validity or enforceability of a permitted intercreditor agreement (as defined in the Indenture) or deny that it has any further liability or obligation thereunder, or the note obligations or the liens securing the note obligations, for any reason shall not have the priority contemplated by the Indenture, the note security documents or such permitted intercreditor Agreement.

Issuance of Warrants
The Warrants have a ten-year term and a $5.00 per share exercise price, and include a ratchet anti-dilution adjustment in the event any Ordinary Shares or other equity or equity equivalent securities payable in Ordinary Shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the Warrants upon the occurrence of such event, and increases the number of shares of Ordinary Shares issuable upon exercise of the Warrants, such that the aggregate exercise price of all Warrants remains the same before and after any such dilutive event; provided, that the exercise price may not be less than $2.80 per Ordinary Share. Upon the occurrence of a fundamental transaction, the Warrants provide each holder a put right in respect of the Warrants. Upon the exercise of a put right by the holder, the Company is obligated to repurchase the Warrants for the fair market value of the Warrants repurchased, as calculated in the Warrant Agreement. The Warrants also include cashless exercise rights.

Registration Rights Agreement
The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated May 27, 2022, with the Purchasers, which provides, subject to certain limitations, the Purchasers with certain registration rights for the Ordinary Shares issuable upon conversion of the Notes and exercise of the Warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable after the Closing to register the resale of the shares underlying the Notes and the Warrants.

The foregoing summaries of the Subscription Agreement, the Indenture, the Notes, the Warrants and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the Indenture (including the form of Note attached thereto), the form of Warrant, the Subscription Agreement and the Registration Rights Agreement, which are attached as Exhibits 4.1, 4.2, 10.1 and 10.2, respectively, to this Current Report on Form 8-K.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required by Item 2.03 relating to the Notes, the Warrants and the Indenture is contained in Item 1.01 of this Current Report and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The Notes and the Warrants were sold to the Purchasers in a private placement in reliance on the exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”) provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Purchasers in the Subscription Agreement.

The information related to the issuance of the Notes and Warrants contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
4.1	Indenture (including form of Note) dated May 27, 2022 by and among the Company, each of the Guarantor Subsidiaries and Wilmington Savings Fund Society, FSB, as trustee and collateral agent.
4.2	Form of Warrant.
10.1	Amended and Restated Subscription Agreement dated May 26, 2022 by and among the Company, each of the Subsidiaries (as defined therein) of the Company and the Subscribers named therein.
10.2	Registration Rights Agreement dated May 27, 2022 by and among the Company and the Subscribers named therein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockley Photonics Holdings Limited

Date:	May 31, 2022	By:	/s/ Mahesh Karanth
		Name:	Mahesh Karanth
		Title:	Chief Financial Officer